03014816

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 2 6 2003 WASH. D.C. 181 SECTION

SEC FILE NUMBER
8- 13967

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 ad Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NDB Capital Markets, L.P.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

90 Hudson Street
(No. and Street)

Jersey City	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cliff Goldstein 212-602-1657
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

757 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 17 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cliff Goldstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NDB Capital Markets, L.P., as of 12/31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELEANOR CAVA
Notary Public, State of New York
No. 01CA5021937
Qualified in Richmond County
Commission Expires December 27, 2005

Notary Public

Signature

Financial and Operations Principal
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the Partners of
NDB Capital Markets L.P.:

We have audited the accompanying statement of financial condition of NDB Capital Markets L.P. (the Company) as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NDB Capital Markets L.P. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

March 4, 2003

NDB CAPITAL MARKETS, L.P.

Statement of Financial Condition

December 31, 2002

Assets

Cash	$	59,271,930
Receivable from clearing broker (note 2)		117,591
Securities not readily marketable, at fair value		25,000
Furniture, fixtures, equipment, computer software and leasehold improvements, net of accumulated depreciation and amortization of $8,020,133		3,597,614
Other assets		1,790,013
Total assets	$	64,802,148

Liabilities and Partners' Capital

Liabilities:		
Accrued compensation, accounts payable and accrued expenses (note 3)	$	16,016,545
Payable to parent and affiliates (note 6)		3,509,002
Total liabilities		19,525,547
Partners' capital		45,276,601
Total liabilities and partners' capital	$	64,802,148

See accompanying notes to statement of financial condition.

NDB CAPITAL MARKETS, L.P.

Notes to Statement of Financial Condition

December 31, 2002

(1) Organization and Business

NDB Capital Markets, L.P. (the Company) is a limited partnership formed in the State of Delaware in July 2000. The Company has two partners, NDB Capital Markets Corporation, the general partner (the GP), and NDBCM California Corporation (California Corp.), the limited partner, which is a wholly owned subsidiary of the GP. The GP is a wholly owned subsidiary of National Discount Brokers Group, Inc. (the Parent). The Parent is wholly owned by DB U.S. Financial Markets Holding Corporation (DBUSH), a subsidiary of Deutsche Bank Americas Holding Corp. (DBAH) and Taunus Corporation, which are an indirect and direct subsidiary, respectively, of Deutsche Bank AG (the Bank), a German corporation.

Through June 2002, the Company was a market maker in equity securities traded on the NASDAQ stock market and over-the-counter bulletin board. During June 2002, the Bank terminated the Company's NASDAQ market-making operations as part of the overall termination of the Bank's Wholesale Equities division. As part of this cessation of operations, the Company liquidated all of its securities inventory positions, both long and short. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

(2) Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

As previously noted, the Company is an indirect subsidiary of the Bank, which provides a broad range of financial products and services through a structure of subsidiaries, branches and affiliated entities to its clients worldwide.

In the normal course of business, the Company's operations may include significant transactions conducted with affiliated entities. Such transactions are governed by contractual agreements between the Company and its affiliates.

In addition to specific operating expenses incurred by the Company and charged directly to operations, certain management, accounting, and other costs are incurred in common for the Bank and its affiliates. The Company is allocated a share of these costs proportionately based on an appropriate methodology for each type of expense. In the normal course of business, the Company may provide services to affiliates, the cost of which is allocated to such affiliates. Management believes the allocation methods used are reasonable and appropriate in the circumstances.

The accompanying statement of financial condition has been prepared from separate records maintained by the Company and may not necessarily be indicative of the financial condition which would have existed if the Company had been operated as an unaffiliated entity.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(Continued)

Receivable From Clearing Broker

The receivable from clearing broker is from a major financial institution.

Securities Transactions

Securities transactions are recorded on a trade-date basis. Securities owned and securities sold, but not yet purchased, are generally carried at market value.

Securities Not Readily Marketable

Securities not readily marketable consist solely of corporate equities and are held at estimated fair value as determined by management.

Furniture, Fixtures, Equipment, Computer Software and Leasehold Improvements

Depreciation on furniture, fixtures, equipment, and computer software is provided on the straight-line method over their estimated useful lives of 2.5 to 5 years. Amortization of leasehold improvements is provided on the straight-line method over the terms of the leases or the estimated useful lives of the improvements, whichever is less.

Income Taxes

As a partnership, the Company is not liable for income taxes. Rather, its profits or losses are distributed pro rata to its partners, who are liable for any income taxes on those profits or losses.

(3) Restructuring Charges

In June and July 2002, the Company recorded restructuring charges in connection with the Company's ongoing business restructuring activities. The resulting restructuring reserve balance of $5,861,573 remaining unpaid as of December 31, 2002, is reflected in the statement of financial condition within the caption accrued compensation, accounts payable, and accrued expenses.

(4) Net Capital and Customer Reserve Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes its net capital requirement pursuant to the alternative method, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. Although net capital and aggregate debit items change from day-to-day, at December 31, 2002, the Company had net capital of $39,863,974 which was $39,613,974 in excess of required net capital of $250,000.

The Company qualifies for the exemptive provisions for the computation for determination of reserve requirements for broker-dealers under subparagraph (k)(2)(ii) of SEC Rule 15c3-3.

(5) Retirement Plans

(a) *Defined Benefit Pension Plan*

The Company participates, together with other affiliates of the Bank, in a noncontributory defined benefit pension plan that covers substantially all of its employees and is funded through a trust

established under the plan. Each account is credited with an annual interest credit equivalent to the annual rate of interest for 30-year U.S. Treasury securities. Funding of retirement costs for the plan complies with the funding requirements of the Employee Retirement Income Security Act of 1974 and other Federal legislation.

(b) Postretirement Welfare Plan

The Company participates, together with other affiliates of the Bank, in an unfunded contributory defined benefit postretirement health care plan. The plan pays stated percentages of most necessary medical expenses of retirees after a stated deductible has been met. The Corporation also participates in an unfunded noncontributory defined benefit postretirement life insurance plan that pays a fixed death benefit to retirees. Employees hired prior to January 1, 1998 become eligible for both benefit plans if they retire after reaching 55 years of age and have completed five years of service. Employees hired after January 1, 1998 become eligible for both benefit plans after reaching 55 years of age and having completed ten years service.

(c) Postemployment Welfare Plan

The Company participates, together with other affiliates of DBAH, in an unfunded contributory postemployment benefits plan, which covers substantially all of its employees. The plan provides health care coverage to employees who are suffering from long-term disabilities.

(6) Transactions with Related Parties

In addition to related party transactions disclosed elsewhere in the statement of financial condition or notes:

The Company's firm securities transactions were cleared through Deutsche Bank Securities Inc. (DBSI), a wholly owned subsidiary of DBUSH. During July 2002, the Company sold its holdings (750,300 common shares and 187,500 warrants) of NASD to the Parent for $10,315,755, which represented the Company's cost basis.

(7) Commitments

The Company has noncancelable operating leases for the rental of office space at various locations expiring at various dates through 2007. All leases are subject to escalation for increases in taxes, fuel, and other costs.

Commitments for minimum lease payments under noncancelable operating leases as of December 31, 2002 are as follows:

Fiscal year ending December 31:		
2003	$	1,838,000
2004		1,851,000
2005		1,799,000
2006		1,799,000
2007		158,000
	$	7,445,000

In addition to the above lease commitments, the Company occupied space in several offices, the leases of which are in the name of the Parent but for which there are no sublease agreements. The remainder of each of the spaces was occupied by an affiliate. The Company is charged a fee by the Parent for their utilization of such space.

The Company has a standby letter of credit with a major financial institution in the amount of $73,248, in lieu of a security deposit on one of its leases.

(8) Contingencies

In connection with its business, the Company may be named as a defendant in lawsuits and arbitration proceedings and may be involved in investigations that relate to, among other things, possible violations of Federal and State securities laws and regulations, and other laws. The ultimate outcome of legal proceedings and claims may not be determined, and the results of legal proceedings and claims cannot be predicted with certainty. It is the opinion of management, after consultation with outside legal counsel, that the ultimate outcome of these legal proceedings to which the Company is subject will not have a material adverse impact on the financial condition of the Company.

(9) Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company clears securities transactions through an affiliated clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and its clearing broker, the clearing broker has the right to recover losses resulting from a counterparty's failure to fulfill its contractual obligations. The Company seeks to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

Credit exposure also may result in the event that the Company's clearing broker is unable to fulfill its contractual obligations. The subsequent settlement of open positions at December 31, 2002 had no material adverse effect on the financial position of the Company.

(Continued)

During the normal course of business, the Company may sell securities which have not yet been purchased, which represent obligations of the Company to deliver the specified security at a later date, thereby creating a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance-sheet market risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recorded on the statement of financial condition. The Company seeks to control such market risk through the use of internal monitoring guidelines.

The Company does not engage in any derivative activities.

(10) Subsequent Event

On December 20, 2002, the Company's directors approved the formation of a new entity, NDBCM, LLC, a wholly owned subsidiary of the Company, for the sole purpose of succeeding the Company as the registered broker-dealer, which was approved on February 25, 2003. Management intends to sell a majority interest in NDBCM, LLC to an unrelated third party, with the remainder being acquired by DBUSH.

KPMG

345 Park Avenue
New York, NY 10154

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Partners
NDB Capital Markets, L.P.:

In planning and performing our audit of the financial statements and supplemental schedules of NDB Capital Markets, L.P. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the partners of the Company, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 4, 2003